SIDLEY AUSTIN LLP 1001 PAGE MILL ROAD BUILDING 1 PALO ALTO, CA 94304 +1 650 565 7000 +1 650 565 7100 FAX AMERICA • ASIA PACIFIC • EUROPE

June 20, 2019

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Robert Babula Mara Ransom
Scott Anderegg
Andrew Blume

Re:	The RealReal, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 17, 2019

File No. 333-231891

Ladies and Gentlemen:

On behalf of our client, The RealReal, Inc. (“The RealReal” or the “Company”), we submit this letter in response to the oral comment from the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by telephone on June 19, 2019 (the “Oral Comment”), relating to the above referenced Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on June 17, 2019 (the “Amendment No. 2”).

For the convenience of the Staff, we have recited the comments from the Staff’s Oral Comment in italicized, bold type and have followed the comment with the Company’s response in ordinary type.

Amendment No. 2 to Registration Statement on Form S-1

1.	Please tell us how you arrived at the pro-forma as-adjusted cash and cash equivalent amount of $333,595 in the Capitalization discussion on page 42.

Response: The Company advises the Staff that its pro-forma as-adjusted cash and cash equivalent amount as of March 31, 2019 is calculated as follows (in thousands):

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

June 20, 2019

Cash and cash equivalents – actual	$88,790
Adjusted for:
Gross proceeds assuming an initial offering price of $18.00 per share	270,000
Underwriting discounts and commissions	(18,900)
Offering expenses payable by us	(5,300)

Net proceeds	245,800
Deferred offering costs included in other assets	1,713
1% of net proceeds to fund The RealReal Foundation	(2,458)
Lender success fee	(250)

Cash and cash equivalents – proforma as-adjusted	$333,595

* * * *

June 20, 2019

If you have questions with respect to the response set forth above, please direct the questions to me at (650) 565-7005 or hbarry@sidley.com.

Sincerely,

/s/ Hank V. Barry
Hank V. Barry
Sidley Austin LLP

cc:	Julie Wainwright, Chairperson and Chief Executive Officer, The RealReal, Inc.

Dana DuFrane, General Counsel, The RealReal, Inc.

Martin A. Wellington, Sidley Austin LLP

Helen Theung, Sidley Austin LLP

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.